Mississippi Power
2002 Annual Report


03057356


R/V TOMMY MUNRO

Safe Harbor
from the Storm

CONTENTS

Mississippi Power Company 2002 Annual Report

SUMMARY

	2002	2001	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	$824,165	$796,065	3.5
Operating expenses	$678,895	$663,231	2.4
Net income after dividends on preferred stock	$73,013	$63,887	14.3
Gross property additions	$67,460	$61,193	10.2
Total assets	$1,412,166	$1,340,203	5.4
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	9,403,845	9,320,253	0.9
Sales for resale – non-affiliates	5,380,145	5,011,212	7.4
Sales for resale – affiliates	1,586,968	2,952,455	(46.2)
Total	16,370,958	17,283,920	(5.3)
Customers served at year-end	192,246	192,061	0.1
Peak-hour demand *(in megawatts)*	2,492	2,466	1.1
Capitalization Ratios *(percent)*:			
Common stock equity	62.5	62.1	0.6
Preferred stock	3.8	4.0	(5.0)
Company obligated mandatorily redeemable preferred securities	4.2	4.4	(4.5)
Long-term debt	29.5	29.5	0.0
Return on Average Common Equity *(percent)*	14.46	14.25	1.5
Ratio of Earnings to Fixed Charges *(times)*	6.58	5.05	30.3

LETTER TO INVESTORS

Mississippi Power Company 2002 Annual Report



Mississippi Power enjoyed a year of great achievement in 2002.

Mississippi Power's 2002 net income after dividends on preferred stock was $73.0 million compared to $63.9 million the previous year. The return on average common equity for the year was 14.46% compared with 14.25% in the year 2001. The company retained its number one position in customer value for the second year in a row as shown by a national survey of customers of comparable utilities.

Safety is a top priority at Mississippi Power and employees accomplished one of the best safety performances in company history in 2002. The company recorded only two lost work-day accidents while working more than 2.6 million work-hours. Eleven avoidable vehicle accidents were recorded with more than 6.4 million miles driven. Efforts are being made daily to see both of those numbers drop in 2003.

Mild weather and a less than robust economy during 2002 held our overall revenues down. Through prudent use of resources, however, the company was able to achieve strong earnings while continuing to lead the nation in customer service.

Increasing the efficiency and availability of the company's electric generating plants continues to be a major focus. If generating units are available when called upon and operate at peak efficiency, the company is able to provide the most affordable energy possible. By all measures, Mississippi Power's plants ran at or near record levels. The company's generating units were available to deliver low-cost electricity on time in 2002. And the average retail price to customers is still 20% below the national average.

A new leadership program was initiated to provide developmental opportunities for employees. The program was a major success and more than a third of a class of 25 was selected for positions of greater responsibility during the year. We expect this program to help ensure we have a proven group of diverse leaders in the years ahead.

The company's results tell only part of the story, however. The employees of Mississippi Power, the culture, the attitude of cooperation and expectation of excellence is unsurpassed.

It is our commitment to continue to set high expectations and meet these so we can continue to have challenging but successful years to come.

Sincerely,



Michael D. Garrett
March 14, 2003

The management of Mississippi Power Company (the Company) has prepared - and is responsible for - the financial statements and related information included in this report. These statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based on the best estimates and judgments of management. Financial information throughout this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that the accounting records reflect only authorized transactions of the Company. Limitations exist in any system of internal controls, however, based on recognition that the cost of the system should not exceed its benefits. The Company believes its system of internal accounting controls maintains an appropriate cost/benefit relationship.

The Company's system of internal accounting controls is evaluated on an ongoing basis by the Company's internal audit staff. The Company's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements.

Southern Company's audit committee of its board of directors, composed of five independent directors, provides a broad overview of management's financial reporting and control functions. Additionally, a committee of the Company's board of directors, composed of four outside directors, meets periodically with management, the internal auditors, and the independent public accountants to discuss auditing, internal controls, and compliance matters. The internal auditors and independent public accountants have access to the members of these committees at any time.

Management believes that its policies and procedures provide reasonable assurance that the Company's operations are conducted according to a high standard of business ethics.

In management's opinion, the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States.



Michael D. Garrett
President and Chief Executive Officer



Michael W. Southern
Vice President, Treasurer and
Chief Financial Officer

February 17, 2003

INDEPENDENT AUDITOR'S REPORT

Mississippi Power Company:

We have audited the accompanying balance sheet and statement of capitalization of Mississippi Power Company (a wholly owned subsidiary of Southern Company) as of December 31, 2002, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mississippi Power Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Mississippi Power Company as of December 31, 2001, and for each of the two years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described a change in the method of accounting for derivative instruments and hedging activities in their report dated February 13, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements (pages 18 to 38) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
February 17, 2003

THE FOLLOWING REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS IS A COPY OF THE REPORT PREVIOUSLY ISSUED IN CONNECTION WITH THE COMPANY'S 2001 ANNUAL REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Mississippi Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (a Mississippi corporation and a wholly owned subsidiary of Southern Company) as of December 31, 2001 and 2000, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (pages 13-29) referred to above present fairly, in all material respects, the financial position of Mississippi Power Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, Mississippi Power Company changed its method of accounting for derivative instruments and hedging activities.

Arthur Andersen LLP

Atlanta, Georgia
February 13, 2002

RESULTS OF OPERATIONS

Earnings

Mississippi Power Company's net income after dividends on preferred stock of $73.0 million in 2002 and $63.9 million in 2001 increased $9.1 million and $8.9 million, respectively, from the prior year. The 2002 increase in net income was primarily attributable to the retail and wholesale rate increases in late 2001 and early 2002, respectively, and lower interest expense. The increase in net income for 2001 was due primarily to the commercial operation of Plant Daniel Units 3 and 4 and lower interest costs. The Company's 2000 net income after dividends on preferred stock of $55 million was relatively unchanged from the prior year.

A condensed income statement for 2002 including the change by year is as follows:

	Amount	Increase (Decrease) From Prior Year		
	2002	**2002**	2001	2000
	(in thousands)			
Operating revenues	**$824,165**	**$28,100**	$108,463	$54,598
Fuel	**282,393**	**4,447**	86,819	18,441
Purchased power	**51,333**	**(43,911)**	(11,895)	36,052
Other operation and maintenance	**232,013**	**41,015**	23,193	(4,571)
Depreciation and amortization	**57,638**	**3,561**	3,802	1,069
Taxes other than income taxes	**55,518**	**10,552**	(3,720)	793
Total operating expenses	**678,895**	**15,664**	98,199	51,784
Operating income	**145,270**	**12,436**	10,264	2,814
Other income (expense), net	**(26,378)**	**2,036**	4,828	(2,412)
Less -- Income taxes	**(45,879)**	**(5,346)**	(6,177)	(239)
Net Income	**$ 73,013**	**$ 9,126**	$ 8,915	$ 163

Revenues

Details of the Company's operating revenues in 2002 and the prior two years are as follows:

	Amount		
	2002	2001	2000
	(in thousands)		
Retail - prior year	**$489,153**	$498,551	$469,434
Change in --			
Base rates	**38,143**	-	-
Sales growth	**566**	(1,048)	(11,510)
Weather	**3,533**	(1,953)	7,167
Fuel cost recovery and other	**5,432**	(6,397)	33,460
Total retail	**536,827**	489,153	498,551
Sales for resale --			
Non-affiliates	**224,275**	204,623	145,931
Affiliates	**46,314**	85,652	27,915
Total sales for resale	**270,589**	290,275	173,846
Other electric operating revenues	**16,749**	16,637	15,205
Total electric operating revenues	**$824,165**	$796,065	$687,602
Percent change	**3.5%**	15.8%	8.6%

Total retail revenues for 2002 increased approximately 9.7 percent when compared to 2001, primarily due to a retail rate increase which took effect in January 2002 and, to a lesser extent, higher kilowatt-hour energy sales resulting from colder winter weather. See Note 3 to the financial statements under "2001 Retail Rate Case" for additional information. Retail revenues for 2001 reflected a 1.9 percent decrease from 2000 due to lower energy sales to residential, commercial, and industrial customers as a result of mild weather and a slowdown in manufacturing activity in the Company's service territory. Retail revenues for 2000 reflected a 6.2 percent increase over the prior year due to increased fuel revenues and a positive weather impact.

Fuel revenues generally represent the direct recovery of fuel expense including purchased power. Therefore, changes in recoverable fuel expenses are offset with corresponding changes in fuel revenues and have no effect on net income.

Sales for resale to non-affiliates are influenced by the non-affiliate utilities' own customer demand, plant availability, and the cost of their predominant fuels. Included in sales for resale to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. Energy sales to these utilities increased 8.0 percent in 2002, decreased 3.7 percent in 2001 and increased 10.9 percent in 2000, with the related revenues increasing 19.8 percent, decreasing 2.4 percent and increasing 10.8 percent, respectively. The customer demand experienced by these utilities is determined by factors very similar to those of the Company. Revenues from sales for resale to non-affiliates increased in 2002 and 2001, primarily as the result of a new power sales contract associated with Plant Daniel Units 3 and 4 that began in June 2001 as well as colder winter months during 2002. Revenues from sales for resale to non-affiliates increased in 2000 as a result of off system sale transactions that were generally offset by corresponding purchase transactions. These transactions had no significant impact on net income.

Energy sales to affiliated companies within the Southern Company electric system, as well as purchases, will vary from year to year depending on demand and the availability and cost of generating resources at each company. These sales do not have a significant impact on earnings.

Kilowatt-hour (KWH) sales for 2002 and percent change by year were as follows:

	KWH	Percent Change		
	2002	2002	2001	2000
	(in millions)			
Residential	2,300	6.3%	(5.4)%	1.7%
Commercial	2,902	2.1	(1.5)	1.3
Industrial	4,162	(2.7)	(2.3)	(0.7)
Other	40	-	(0.3)	2.5
Total retail	9,404	0.1	(2.8)	0.5
Sales for Resale				
Non-Affiliated	5,380	7.4	36.4	12.9
Affiliated	1,587	(46.3)	552.3	(16.2)
Total	16,371	(5.3)	26.0	2.8

Total retail kilowatt-hour sales increased slightly in 2002 due to colder than average winter weather, which primarily affects residential sales. In addition, commercial sales increased 2.1 percent due primarily to growth in the health, education and retail sales areas. Industrial sales fell 2.7 percent in 2002 due to an economic downturn in the Company's service area. In 2001, residential sales decreased 5.4 percent due to unusually mild weather in the Company's service area. The commercial sales and industrial sales in 2001 decreased 1.5 percent and 2.3 percent, respectively, due to an economic slowdown. Total retail kilowatt-hour sales increased slightly in 2000, primarily as a result of weather impacts. Kilowatt-hour sales for non-affiliated sales for resale increased in 2002 and 2001 due to the increased demand from these customers and the commercial operation of Plant Daniel Units 3 and 4 in May 2001.

Expenses

Total operating expenses were $679 million in 2002, reflecting an increase of 2.4 percent over the prior year. The increase was due primarily to the increase in fuel expense, the increase in maintenance expense due to planned outages at Plant Watson and Plant Daniel and a full year of rental expense for Plant Daniel Units 3 and 4. In 2001, total operating expenses increased by 17.4 percent over the prior year due primarily to the commercial operation and related lease of Plant Daniel Units 3 and 4 beginning in May 2001. See Note 8 to the financial statements under "Lease Agreements" for additional information. In 2000, total operating expenses increased by 10.1 percent over the prior year due primarily to higher fuel and purchased power expenses.

Fuel costs are the single largest expense for the Company. Fuel expenses for 2002, 2001 and 2000 increased 1.6 percent, 45.4 percent and 10.7 percent, respectively. The increase for 2002 was due to a fuel hedging loss, which is approved for recovery by the Mississippi Public Service Commission (MPSC) through the energy cost management plan (ECM). The 2001 increase was due to increased generation including Plant Daniel Units 3 and 4 and a higher average cost of fuel. The 2000 increase was due to increased generation and a higher average cost of fuel.

In 2002, purchased power expense decreased 46.1 percent when compared to 2001. This decrease resulted from both lower prices and lower purchase requirements, primarily due to the commercial operation of Plant Daniel Units 3 and 4 beginning in May 2001. In 2001, purchased power expenses decreased 11.1 percent primarily due to the commercial operation of Plant Daniel Units 3 and 4 and the expiration of non-affiliated purchase power contracts in 2000. In 2000, purchased power expenses increased 51.0 percent primarily due to an increase in off-system purchases used to meet off-system sales commitments. These transactions had no significant effect on earnings.

The amount and sources of generation and the average cost of fuel per net kilowatt-hour generated were as follows:

	2002	2001	2000
Total generation (millions of kilowatt hours)	15,079	15,770	11,688
Sources of generation (percent) --			
Coal	57	59	83
Gas	43	41	17
Average cost of fuel per net kilowatt-hour generated (cents) --	2.03	1.89	1.80

Other operation expenses increased 17.4 percent in 2002 primarily due to lease payments associated with the commercial operation of Plant Daniel Units 3 and 4 and higher labor related expenses. In 2001, other operation expense increased 17.2 percent primarily due to an increase in other production expenses resulting from the commercial operation of Plant Daniel Units 3 and 4. In 2000, other operation expense decreased 8.2 percent primarily due to decreases in expenses related to labor costs, legal costs and services provided by SCS. Maintenance expense in 2002 increased 31.2 percent primarily due to scheduled maintenance performed at Plant Watson and Plant Daniel, while maintenance expense in 2001 increased 6.5 percent as a result of the commercial operation of Plant Daniel Units 3 and 4. Maintenance expense in 2000 increased 12 percent primarily due to additional scheduled maintenance. Depreciation and amortization expense increased 6.6 percent and 7.6 percent in 2002 and 2001, respectively, due to a growth in plant investment and amortization of the Company's regulatory asset related to the recovery of environmental compliance costs. See Note 3 to the financial statements under "Environmental Compliance Overview Plan" for further information. In 2000, depreciation expense increased 2.2 percent due to growth in plant investment and new depreciation rates, which became effective January 2000.

Taxes other than income taxes increased 23.5 percent in 2002 due to additional property taxes related to the Plant Daniel Units 3 and 4 and higher municipal franchise taxes. These taxes decreased 7.6 percent in 2001 due to reductions in certain ad valorem tax rates. These taxes increased 1.7 percent in 2000 due to higher municipal franchise taxes resulting from higher retail revenues.

Interest on long-term debt decreased in 2002 and 2001 as a result of lower interest rates on debt outstanding.

Effects of Inflation

The Company is subject to rate regulation and income tax laws that are based on the recovery of historical costs. Therefore, inflation creates an economic loss because the Company is recovering its costs of investments in dollars that have less purchasing power. While the inflation rate has been relatively low in recent years, it continues to have an adverse effect on the Company because of the large investment in utility plant with long economic lives. Conventional accounting for historical costs does not recognize this economic loss nor the partially offsetting gain that arises through financing facilities with fixed-money obligations, such as long-term debt and preferred securities. Any recognition of inflation by regulatory authorities is reflected in the rate of return allowed in the Company's approved electric rates.

Future Earnings Potential

General

The results of continuing operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors. A major factor is a stable regulatory environment and the Company's ability to achieve energy sales growth while containing costs. Expenses are subject to constant review and cost control programs. The Company is also maximizing invested capital and minimizing the need for additional capital by refinancing outstanding obligations, managing the size of its fuel stockpile, raising generating plant availability and efficiency, and aggressively controlling its construction budget.

In the near term, future earnings will depend upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, changes in contracts with neighboring utilities, energy conservation practiced by customers, the elasticity of demand, and the rate of economic growth in the Company's service area. The Company anticipates somewhat slower growth in energy sales as the tourism industry stabilizes within its service area. In addition to tourism, the healthcare and retail trade sectors will provide most of the anticipated energy growth for the commercial class of customers, while shipbuilding, food products, and the U.S. government will provide much of the basis for anticipated growth in the industrial sector.

The Company currently operates as a vertically integrated utility providing electricity to customers within its traditional service area located in southeastern Mississippi. Prices for electricity provided by the Company to retail customers are set by the MPSC under cost-based regulatory principles. The Federal Energy Regulatory Commission (FERC) regulates the Company's wholesale rate schedules, wholesale power sales contracts, and wholesale transmission services.

In August 2001, the Company filed a request with the MPSC to increase annual retail rate revenues by approximately $46.4 million. In connection with this request, the MPSC suspended the semi-annual evaluations under Performance Evaluation Plan (PEP). In December 2001, the MPSC approved an increase of approximately $39 million, which took effect in January 2002. Additionally, the MPSC ordered the Company to reactivate the semi-annual evaluations under PEP, beginning with the 12-month period ending December 31, 2002. PEP will remain in effect until the MPSC modifies, suspends or terminates the plan. In May 2002, the MPSC issued an order adopting new return on equity models to be used in the PEP process. The new models are very similar to those that established the $39 million rate increase authorized in December 2001 and were incorporated into the PEP evaluation filing for the period ending December 31, 2002. See Note 3 to the financial statements under "Retail Rate Adjustment Plans" for additional information.

In February 2002, the Company reached an agreement with certain of its wholesale customers to increase its wholesale tariff rates effective June 1, 2002. The FERC accepted the settlement agreement and placed the new tariff rates in effect without modification. The settlement agreement results in an annual increase in revenues of approximately $10.5 million, the adoption of an ECM provision, and the cost allocation of Plant Daniel Units 3 and 4, similar to the plans approved by the Company's retail jurisdiction.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 87, Employers' Accounting for Pensions, the Company recorded non-cash pension income, before taxes, of approximately $2.5 million. Future pension income is dependent on several factors including trust earnings and changes to the plan. Current estimates indicate a reversal of recording pension income to recording pension expense by as early as 2005. Postretirement benefit costs for the Company were $4 million in 2002 and are expected to continue to trend upward. A portion of pension income and postretirement benefit costs is capitalized based on construction-related labor charges. These costs are components of the Company's regulated rates and do not have a significant effect on net income. For more information, see Note 2 to the financial statements.

The Company has a power sale contract with a subsidiary of Dynegy, Inc. (Dynegy). Dynegy is currently experiencing liquidity problems and its credit rating is now below investment grade. Minimum capacity revenues under this contract average approximately $21 million annually through May 2011. Dynegy has provided a letter of credit expiring in April 2003 totaling $26 million - approximately 15 months of capacity payments - to the Company. The letter of credit can be drawn in the event of a default under the agreement or the failure to renew the letter of credit prior to expiration. In the event of such a default, and if the Company is unable to resell that capacity into the market, future earnings could be affected. The outcome cannot now be determined.

The Company is involved in various matters being litigated. See Note 3 to the financial statements for information regarding material issues that could possibly affect future earnings.

Compliance costs related to current and future environmental laws, regulations, and litigation could affect earnings if such costs are not fully recovered. The Clean Air Act and other important environmental items are discussed later in Financial Condition under "Environmental Matters."

Industry Restructuring

The electric utility industry in the United States is continuing to evolve as a result of regulatory and competitive factors. Among the primary agents of change has been the Energy Policy Act of 1992 (Energy Act). The Energy Act allows independent power producers (IPPs) to access a utility's transmission network in order to sell electricity to other utilities. This enhances the incentive for IPPs to build power plants for a utility's large industrial and commercial customers where retail access is allowed and sell energy to other utilities. Also, electricity sales for resale rates are affected by numerous potential new energy suppliers, including power marketers and brokers.

In 2002, merchant energy companies and traditional electric utilities with significant energy marketing and trading activities came under severe financial pressures. Many of these companies have completely exited or drastically reduced all energy marketing and trading activities and sold foreign and domestic electric infrastructure assets. The Company has not experienced any material financial impact regarding its limited energy trading operations through SCS.

Although the Energy Act does not provide for retail customer access, it was a major catalyst for the current restructuring and consolidation taking place within the utility industry. Numerous federal and state initiatives to promote wholesale and retail competition are in various stages. Among other things, these initiatives allow retail customers in some states to choose their electricity provider. As these initiatives materialize, the structure of the utility industry could radically change. In May 2000, the MPSC ordered that its docket reviewing restructuring of the electric industry in the State of Mississippi be suspended. The MPSC found that retail competition may not be in the public interest at this time and ordered that no further formal hearings would be held on this subject. It also found that the current regulatory structure produced reliable low cost power and "should not be changed without clear and convincing demonstration that change would be in the public interest." The MPSC will continue to monitor retail and wholesale restructuring activities throughout the United States and reserves its right to order further formal hearings on the matter should new evidence demonstrate that retail competition would be in the public interest and all customers could receive a reduction in the total cost of their electric service. If the MPSC decides to hold future restructuring hearings on this matter, enactment could require numerous issues to be resolved, including recovery of any stranded investments, full cost recovery of energy produced, and other issues related to the energy crisis that occurred in California.

Continuing to be a low-cost producer could provide significant opportunities to increase market share and profitability in markets that evolve with changing regulation. Conversely, unless the Company remains a low-cost producer and provides quality service, the Company's energy sales growth could be limited, and this could significantly erode earnings.

FERC Matters

In December 1999, the FERC issued its final ruling on Regional Transmission Organizations (RTOs). The order encourages utilities owning transmission systems to form RTOs on a voluntary basis. Southern Company and its operating companies, including the Company, have submitted a series of status reports informing the FERC of progress toward the development of a Southeastern RTO. In these status reports, Southern Company explained that it is developing a for-profit RTO known as SeTrans with a number of non-jurisdictional cooperative and public power entities. In 2001, Entergy Corporation and Cleco Power joined SeTrans development process. In 2002, the sponsors of SeTrans established a Stakeholder Advisory Committee, which will participate in the development of the RTO, and held public meetings to discuss the SeTrans proposal. On October 10, 2002, the FERC granted Southern Company's and other SeTrans' sponsors petition for a declaratory order regarding the governance structure and the selection process for the Independent System Administrator (ISA) of the SeTrans RTO. The FERC also provided guidance on other issues identified in the petition. The SeTrans sponsors announced the selection of ESB International, Ltd. (ESBI) to be the preferred ISA candidate. Should negotiations with this candidate successfully conclude with final agreement among the parties, the SeTrans sponsors intend to seek any state and federal regulatory or other approvals necessary for formation of the SeTrans RTO and the approval of ESBI to serve in the capacity of the SeTrans ISA. The creation of SeTrans is not expected to have a material impact on the Company's financial statements; however, the outcome of this matter cannot now be determined.

In July 2002, the FERC issued a notice of proposed rulemaking regarding open access transmission service and standard electricity market design. The proposal, if adopted, would among other things: (1) require transmission assets of jurisdictional utilities to be operated by an independent entity; (2) establish a standard market design; (3) establish a single type of transmission service that applies to all customers; (4) assert jurisdiction over the transmission component of bundled retail service; (5) establish a generation reserve margin; (6) establish bid caps for a day ahead and spot energy markets; and (7) revise the FERC policy on the pricing of transmission expansions. Comments on certain aspects of the proposal have been submitted by Southern Company. Any impact of this proposal on the Company will depend on the form in which final rules may be ultimately adopted; however, the Company's revenues, expenses, assets, and liabilities could be adversely affected by changes in the transmission regulatory structure in its regional power market.

In January 2002, the FERC began conducting an investigation to determine whether the cost of debt and the cost of preferred stock reflected in the amount charged under the Transmission Facilities Agreement between Entergy Corp. and the Company, when considered in light of other aspects of the contract, yield an overall just and reasonable rate. The hearing is scheduled for September 2003. The Company believes that it is in full compliance with the terms of the contract, which has been in place since 1982, and does not believe that the FERC investigation will have a significant impact on the Company's financial results. However, the outcome of the FERC's investigation cannot be predicted.

Accounting Policies

Critical Policies

The Company's significant accounting policies are described in Note 1 to the financial statements. The Company's most critical accounting policy involves rate regulation. The Company is subject to the provisions of FASB Statement No. 71, Accounting for the Effects of Certain Types of Regulation. In the event that a portion of the Company's operation is no longer subject to these provisions, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable and determine if any other assets have been impaired. See Note 1 to the financial statements under "Regulatory Assets and Liabilities" for additional information.

Additionally, the Company accounts for its lease agreement with Escatawpa Funding, Limited Partnership (Escatawpa) as an operating lease. Under this agreement, Escatawpa, a special purpose entity, is owner-lessor of the combined-cycle generating units at the Company's Plant Daniel. The Company does not consolidate this entity since parties unrelated to the Company have made substantive residual equity capital investments in excess of 3 percent. Recently, FASB Interpretation No. 46, Consolidation of Variable Interest Entities, was issued. Under Interpretation No. 46, Escatawpa is a variable interest entity, which the Company, as primary beneficiary, would be required to consolidate, including both the leased asset and related debt, as of July 1, 2003. Unless the Escatawpa arrangement is restructured to comply with Interpretation No. 46, the Company would recognize a cumulative effect adjustment of approximately $13 million, net of tax, related to depreciation. The Company's current operating lease arrangement with Escatawpa has been reviewed and approved by the MPSC and is reflected and approved for recovery in both its retail and wholesale rate jurisdictions. Consolidation of the leased asset and related debt or restructuring this arrangement could require the Company to seek additional regulatory review. The Company will continue to analyze the impact of Interpretation No. 46 and its regulatory and restructuring options. See "Financial Condition - Off-Balance Sheet Financing Arrangements" herein and Note 8 to the financial statements under "Lease Agreements" for additional information.

New Accounting Standards

Derivatives

Effective January 2001, the Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. In October 2002, the Emerging Issues Task Force (EITF) of the FASB announced accounting changes related to energy trading contracts in Issue No. 02-03. In October 2002, the Company prospectively adopted the EITF's requirements to reflect the impact of certain energy trading contracts on a net basis. This change had no material impact on the Company's income statement. Another change also required certain energy trading contracts to be accounted for on an accrual basis effective January 2003. This change had no impact on the Company's current accounting treatment.

Asset Retirement Obligations

Prior to January 2003, the Company accrued for the ultimate cost of retiring most long-lived assets over the life of the related asset through depreciation expense. FASB Statement No. 143, Accounting for Asset Retirement Obligations, establishes new accounting and reporting standards for legal obligations associated with the ultimate cost of retiring long-lived assets. The present value of the ultimate costs for an asset's future retirement must be recorded in the period in which the liability is incurred. The cost must be capitalized as part of the related long-lived asset and depreciated over the asset's useful life. Additionally, Statement No. 143 does not permit non-regulated companies to continue accruing future retirement costs for long-lived assets that they do not have a legal obligation to retire. For more information regarding the impact of adopting this standard effective January 1, 2003, see Note 1 to the financial statements under "Regulatory Assets and Liabilities" and "Depreciation and Amortization."

Guarantees

In November 2002, the FASB issued Interpretation No. 45, Accounting and Disclosure Requirements for Guarantees. This interpretation requires disclosure of certain direct and indirect guarantees as reflected in Note 8 to the financial statements under "Lease Agreements." Also, the interpretation requires recognition of a liability at inception for certain new or modified guarantees issued after December 31, 2002. The adoption of Interpretation No. 45 in January 2003 did not have a material impact on the financial statements.

FINANCIAL CONDITION

Overview

The principal change in the Company's financial condition during 2002 was the addition of approximately $67 million to utility plant. See the Statements of Cash Flows for additional information.

Off-Balance Sheet Financing Arrangements

In 1999, the Company signed an Agreement for Lease and a Lease Agreement with Escatawpa. These agreements called for the Company to design and construct, as agent for Escatawpa, a 1,064 megawatt natural gas combined cycle facility at the Company's Plant Victor J. Daniel Facility (the Facility). In May 2001, the Facility was completed, placed into commercial operation and the initial 10-year lease term began. The completion cost was approximately $370 million. The lease provides for a residual value guarantee (approximately 71 percent of the completion cost) by the Company that is due upon termination of the lease in certain circumstances. The lease also includes a purchase and renewal option based on the completion cost of the Facility. The Company is required to amortize approximately 10 percent of the initial completion cost over the initial ten year period. Eighteen months prior to the end of the initial lease, the Company may elect to renew for another 10 years. If the Company elects to renew the lease, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, the Company may either exercise its purchase option or the Facility can be sold to a third party. The Company expects that the fair market value of the Facility would substantially reduce or eliminate the payment under the residual value guarantee. In 2002 and 2001, the Company recognized approximately $26 million and $18 million, respectively, in lease expense which includes approximately $3.5 million and $2.4 million, respectively, related to the amortization of the initial completion cost.

Credit Rating Risk

The Company does not have any credit agreements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain fixed-price physical gas purchase contracts that could require collateral – but not accelerated payment – in the event of a credit rating change to below investment grade; however, at December 31, 2002, this exposure was immaterial.

Market Price Risk

Due to cost-based rate regulations, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Company policy is that derivatives are to be used primarily for hedging purposes. Derivative positions are monitored using techniques that include market valuation and sensitivity analysis.

The weighted average rate on variable long-term debt outstanding at December 31, 2002 was 1.6 percent. Based on the Company's overall variable rate long-term debt exposure at December 31, 2002, a near-term 100 basis point change in interest rates would not materially affect the Company's financial statements. See Note 1 to the financial statements under "Financial Instruments" for additional information. In addition, the Company is not aware of any facts or circumstances that would significantly affect such exposures in the near term.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2002, exposure from these activities was not material to the Company's financial statements. Fair value of changes in energy contracts and year-end valuations are as follows:

	Change in Fair Value	
	2002	2001
	(in thousands)	
Contracts beginning of year	$ (3,830)	$ 112
Contracts realized or settled	(1,562)	(101)
Current period changes	18,256	(3,841)
Contracts end of year	$12,864	$(3,830)

At December 31, 2002, all of these contracts are actively quoted and mature within one year. These contracts are related to fuel hedging programs under which unrealized gains and losses from mark to market adjustments are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the Company's fuel cost recovery clauses. Gains and losses on contracts that do not represent hedges are recognized in the Statements of Income as incurred. For the years ended December 31, 2002 and 2001, these amounts were not material. See Note 1 to the financial statements under "Financial Instruments" for additional information.

Financing Activity

During 2002, the Company continued a program to retire higher-cost debt and replace these securities with lower-cost capital. See the Statements of Cash Flows for further details. As a result, composite financing rates have decreased as follows:

	2002	2001	2000
Composite interest rate on long-term debt	4.10%	4.60%	6.41%
Composite preferred stock dividend rate	6.33%	6.33%	6.33%
Composite interest rate on preferred securities	7.20%	7.75%	7.75%

In February 2003, the Company redeemed $33 million of 7.45% first mortgage bonds, originally due in 2023, and $850,000 of 5.8% pollution control issuance bonds, originally due in 2007.

Capital Structure

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, decreased from 62.1 percent in 2001 to 62.5 percent at December, 31 2002.

Capital Requirements for Construction

The Company's projected construction expenditures for the next three years total $237 million ($76 million in 2003, $86 million in 2004, and $75 million in 2005). The major emphasis within the construction program will be on the upgrade of existing facilities. Actual construction costs may vary from this estimate because of changes in such factors as: business conditions; environmental regulations; FERC rules and transmission regulations; load projections; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurances that costs related to capital expenditures will be fully recovered.

Other Capital Requirements

In addition to the funds required for the Company's construction program, approximately $115 million will be required by the end of 2004 for present sinking fund requirements and maturities of long-term debt. The Company plans to continue, when economically feasible, to retire higher cost debt and preferred stock and replace these obligations with lower-cost capital if market conditions permit.

The capital requirements, lease obligations, and purchase commitments – discussed in Notes 4 and 8 to the financial statements – are as follows:

	2003	2004	2005
		(in thousands)	
Bonds -			
First mortgage	$33,350	$ -	$ -
Pollution control	850	25	25
Senior notes	35,000	80,000	-
Lease obligations	28,000	27,800	27,500
Purchase commitments fuel	191,000	74,000	6,000
Other post retirement benefits	330	330	330

Sources of Capital

At the beginning of 2003, the Company had not used any of its available credit arrangements. Credit arrangements are as follows:

		Expires	
Total	Unused	2003	2004 & Beyond
	(in millions)		
$97.5	$97.5	$97.5	-

In addition to these arrangements, to meet short-term cash needs and contingencies, the Company had approximately $63 million of cash and cash equivalents as well as significant cash flow from operating activities. See the Statement of Cash Flows and Note 7 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper and extendible commercial notes at the request and for the benefit of the Company and the other Southern Company operating companies. At December 31, 2002, the Company had no outstanding commercial paper or extendible commercial notes.

At December 31, 2002, the Company's current liabilities exceed current assets because of scheduled maturity of $35 million in senior notes and the redemption in February 2003 of the 7.45% First Mortgage Bonds in the amount of $33.4 million and the 5.80% Pollution Control Bonds in the amount of $850,000.

It is anticipated that the funds required for construction and other purposes, including compliance with environmental regulations, will be derived from sources similar to those used in the past. These sources were primarily the issuance of unsecured debt and preferred securities, in addition to pollution control revenue bonds issued for the Company's benefit by public authorities.

The Company has no restrictions on the amounts of unsecured indebtedness it may incur. However, the Company is required to meet certain coverage requirements specified in its mortgage indenture and corporate charter to issue new first mortgage bonds and preferred stock. The Company's coverage ratios are high enough to permit, at present interest rate levels, any foreseeable security sales. The amount of securities which the Company will be permitted to issue in the future will depend upon market conditions and other factors prevailing at that time.

Environmental Matters

New Source Review Enforcement Actions

On November 3, 1999, the Environmental Protection Agency (EPA), brought a civil action in the U.S. District Court against Alabama Power Company, Georgia Power Company, and SCS. The complaint alleges violations of the New Source Review provisions of the Clean Air Act with respect to five coal-fired generating facilities in Alabama and Georgia. The civil action requests penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA concurrently issued to the operating companies a notice of violation related to 10 generating facilities, which includes the five facilities mentioned previously and the Company's plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notice of violation, and to add Gulf Power, Savannah Electric, and the Company as defendants. The complaint and notice of violation are similar to those brought against and issued to several other electric utilities. These complaints and notices of violation allege that the utilities had failed to secure necessary permits or install additional pollution control equipment when performing maintenance and construction at coal burning plants constructed or under construction prior to 1978.

The U.S. District Court in Georgia granted Alabama Power's motion to dismiss for lack of jurisdiction in Georgia and granted the system service company's motion to dismiss on the grounds that it neither owned nor operated the generating units involved in the proceedings. The court granted the EPA's motion to add Savannah Electric as a defendant, but it denied the motion to add Gulf Power and the Company based on lack of jurisdiction over those companies. As directed by the court, the EPA re-filed its amended complaint limiting claims to those brought against Georgia Power and Savannah Electric. Also, the EPA re-filed its claims against Alabama Power in the U.S. District Court in Alabama. It has not re-filed against Gulf Power, SCS, or the Company. The Alabama Power, Georgia Power, and Savannah Electric cases have been stayed since the spring of 2001, pending a ruling by the U.S. Court of Appeals for the Eleventh Circuit in the appeal of a very similar New Source Review enforcement action against the Tennessee Valley Authority (TVA). The TVA appeal involves many of the same legal issues raised by the actions against Alabama Power, Georgia Power, and Savannah Electric. Because the outcome of the TVA appeal could have a significant adverse impact on Alabama Power and Georgia Power, both companies have been parties to that case as well. In February 2003, the U.S. District Court in Alabama extended the stay of the EPA litigation proceeding in Alabama until the earlier of May 6, 2003 or a ruling by the U.S. Court of Appeals for the Eleventh Circuit in the related litigation involving TVA. On August 21, 2002, the U.S. District Court in Georgia denied the EPA's motion to reopen the Georgia case. The denial was without prejudice to the EPA to refile the motion at a later date, which the EPA has not done at this time.

The Company believes that it complied with applicable laws and the EPA's regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit. Prior to January 30, 1997, the penalty was $25,000 per day. An adverse outcome of this matter could establish legal precedent that eventually could require substantial capital expenditures that cannot be determined at this time and possibly require payment of substantial penalties. This could affect future results of operations, cash flows and possibly financial condition unless such costs can be recovered through regulated rates.

Environmental Statutes and Regulations

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Compliance with these environmental requirements will involve significant costs, a major portion of which is expected to be recovered through existing ratemaking provisions. There is no assurance, however, that all such costs will, in fact, be recovered.

Compliance with the federal Clean Air Act and resulting regulations has been and will continue to be, a significant focus for the Company. The Title IV acid rain provisions of the Clean Air Act, for example, required significant reductions in sulfur dioxide and nitrogen oxide emissions. Compliance was required in two phases - Phase I, effective in 1995 and Phase II, effective in 2000. Construction expenditures associated with Phase I were $65 million and Phase II cost did not have a material impact on the company.

In September 1998, the EPA issued regional nitrogen oxide reduction rules to the states for implementation. Compliance is required by May, 31, 2004 for most states, including Alabama. The final rules affect 21 states that do not include Mississippi. The EPA is presently evaluating whether or not to bring an additional 15 states, including Mississippi, under this regional nitrogen oxide rule.

The Company's ECO Plan is designed to allow recovery of costs of compliance with the Clean Air Act, as well as other environmental statutes and regulations. The MPSC reviews environmental projects and the Company's environmental policy through the ECO Plan. Under the ECO Plan, any increase in the annual revenue requirement is limited to 2 percent of retail revenues. The Company's management believes that the ECO Plan provides for recovery of the Clean Air Act costs; however, there can be no assurance that all Clean Air Act Costs will be recovered. See Note 3 to the financial statements under "Environmental Compliance Overview Plan" for additional information.

In July 1997, the EPA revised the national ambient air quality standards for ozone and fine particulate matter. These revisions made the standards significantly more stringent. In the subsequent litigation of these standards, the U.S. Supreme Court found the EPA's implementation program for the new ozone standard unlawful and remanded it to the EPA for further rulemaking. The EPA is expected to propose implementation rules designed to address the court's concerns in 2003 and issue final implementation rules in 2004. The remaining legal challenges to the new standards, which were pending before the U.S. Court of Appeals, District of Columbia Circuit, have been resolved.

The EPA plans to designate areas as attainment or nonattainment with the new eight-hour ozone standard by April 2004 and with the new fine particulate standard by December 2004. Based on the most recent air monitoring data, it is likely that the three coastal counties of Mississippi would initially be in attainment with the new eight-hour average ozone standard and the fine particulate matter standard. The impact of any new standards will depend on the development and implementation of applicable regulations.

The EPA has also announced plans to issue a proposed Regional Transport Rule for the fine particulate matter standard by the end of 2003 and to finalize the rule in 2005. This rule would likely require year-round sulfur dioxide and nitrogen oxide emission reductions from power plants as early as 2010. It is not possible at this time to determine the effect such a rule would have on the Company.

Further reductions in sulfur dioxide could also be required under the EPA's Regional Haze rules. The Regional Haze rules require states to establish Best Available Retrofit Technology (BART) standards for certain sources that contribute to regional haze. The Company has two plants that could be subject to these rules. The EPA regional haze program calls for the State of Mississippi to submit State Implementation Plans that contain emission reduction strategies for achieving progress toward the visibility improvement goal. The State of Mississippi is on schedule to accomplish this by December 2007. In 2002, however, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the BART provisions of the federal Regional Haze rules to the EPA for further rulemaking. Because new BART rules have not been developed, it is not possible to determine the effect of these rules on the company at this time.

The EPA's Compliance Assurance Monitoring (CAM) regulations under Title V of the Clean Air Act require that monitoring be performed to ensure compliance with emissions limitations on an ongoing basis. The regulations require certain facilities with Title V operating permits to develop and submit a CAM plan to the appropriate permitting authority upon applying for renewal of the facility's Title V operating permit. The Company will be applying for renewal of certain Title V operating permits beginning in 2003. The Company is in the process of developing CAM plans, which could indicate a need for improved particulate matter controls at affected facilities. Because the plans are still in the early stages of development, the Company cannot determine the extent to which improved controls could be required or the costs associated with any necessary improvements. Actual ongoing monitoring costs are expensed as incurred and are not material for any period presented.

In December 2000, having completed its utility studies for mercury and other hazardous air pollutants (HAPS), the EPA issued a determination that an emission control program for mercury and, perhaps, other HAPS is forthcoming. The program is being developed under the Maximum Achievable Control Technology provisions of the Clean Air Act. The EPA currently plans to issue proposed rules regulating mercury emissions from electric utility boilers by the end of 2003, and those regulations are scheduled to be finalized by the end of 2004. Compliance could be required as early as 2007. Because the rules have not yet been proposed, the costs associated with compliance cannot be determined at this time.

In December 2002, the EPA issued final and proposed revisions to the New Source Review program under the Clean Air Act. In February 2003, several northeastern states petitioned the D.C. Circuit Court for a stay of the final rules. The proposed rules are open to public comment and may be revised before being finalized by the EPA. If fully implemented, these proposed and final regulations could affect the applicability of the New Source Review provisions to activities at the Company's facilities. In any event, any final regulations must be adopted by the state of Mississippi in order to apply to the Company's facilities. The effect of these proposed and final rules cannot be determined at this time.

Several major bills to amend the Clean Air Act to impose more stringent emissions limitations have been proposed. Three of these, the Bush Administration's Clear Skies Act, the Clean Power Act of 2002, and the Clean Air Planning Act of 2002, proposed to further limit power plant emissions of sulfur dioxide, nitrogen oxides, and mercury. The latter two bills also proposed to limit emissions of carbon dioxide. None of these bills were enacted into law in the 107th Congress. Similar bills have been, and are anticipated to be, introduced in 2003. The Bush Administration's Clear Skies Act was recently reintroduced, and President Bush has stated that it will be high priority for the Administration. Other bills already introduced include the Climate Stewardship Act of 2003, which proposes capping greenhouse gas emissions. The cost impacts of such legislation would depend upon the specific requirements enacted.

Domestic efforts to limit greenhouse gas emissions have been spurred by international discussions surrounding the Framework Convention on Climate Change and, specifically, the Kyoto Protocol, which proposes international constraints on the emissions of greenhouse gases. The Bush Administration does not support U.S. ratification of the Kyoto Protocol or other mandatory carbon dioxide reduction legislation and has instead announced a new voluntary climate initiative which seeks an 18 percent reduction by 2012 in the rate of greenhouse gas emissions relative to the dollar value of the U.S. economy. The Company is involved in a voluntary electric utility industry sector climate change initiative in partnership with the government. Because this initiative is still under development, it is not possible to determine the effect on the Company at this time.

The Company must comply with other environmental laws and regulations that cover the handling and disposal of hazardous waste and release of hazardous substances. Under these various laws and regulations, the Company could incur costs to clean up properties. However, such costs are expected to be recovered through the ECO Plan. The Company conducts studies to determine the extent of any required clean up and have recognized in the financial statements the costs to clean up known sites. Should remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements.

Under the Clean Water Act, the EPA is developing new rules aimed at reducing impingement and entrainment of fish and fish larvae at cooling water intake structures that will require numerous biological studies, and perhaps, retrofits to some intake structures at existing power plants. The new rule was proposed in February 2002 and will be finalized by February 2004. The impact of any new standards will depend on the development and implementation of applicable regulations.

Also, under the Clean Water Act, the EPA and Mississippi Department of Environmental Quality (MDEQ) are developing total maximum daily loads (TMDLs) for certain impaired waters. Establishment of maximum loads by the EPA or state agencies may result in lowering permit limits for various pollutants and a requirement to take additional measures to control non-point source pollution (e.g. storm water runoff) at facilities discharging into waters for which TMDLs are established. It is not possible to determine the effect on the Company at this time.

The EPA and MDEQ are reviewing and evaluating various other matters including limits on pollutant discharges to impaired waters, hazardous waste disposal requirements, and other regulatory matters. The impact of any new standards will depend on the development and implementation of applicable regulations.

Several major pieces of environmental legislation are being considered for reauthorization or amendment by Congress. These include: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning and Community Right-to-Know Act; and the Endangered Species Act.

Compliance with possible additional federal or state legislation related to global climate change, electromagnetic fields, and other environmental and health concerns could also significantly affect the Company. The impact of any new legislation, or changes to existing legislation could affect many areas of the Company's operations. However, the full impact of any such changes cannot be determined at this time.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report includes forward-looking statements in addition to historical information. Forward-looking information includes, among other things, statements concerning projected sales growth and scheduled completion of new generation. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential," or "continue" or the negative of these terms or other comparable terminology. The Company cautions that there are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry and also changes in environmental and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations; current and future litigation; the effects, extent and timing of the entry of additional competition in the markets of the Company; the impact of fluctuations in commodity prices, interest rates, and customer demand; state and federal rate regulations; political, legal, and economic conditions and developments in the United States; internal restructuring or other restructuring options that may be pursued; potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company; the ability of counterparties of the Company to make payments as and when due; the effects of, and changes in, economic conditions in the areas in which the Company operates, including the current soft economy; the direct or indirect effects on the Company's business resulting from the terrorist incidents on September 11, 2001, or any similar such incidents or responses to such incidents; financial market conditions and the results of financing efforts; the ability of the Company to obtain additional generating capacity at competitive prices; weather and other natural phenomena; and other factors discussed elsewhere herein and in other reports (including Form 10-K) filed from time to time by the Company with the Securities and Exchange Commission.

STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2001, and 2000
Mississippi Power Company 2002 Annual Report

	2002	2001	2000
		(in thousands)	
Operating Revenues:			
Retail sales	$536,827	$489,153	$498,551
Sales for resale --			
Non-affiliates	224,275	204,623	145,931
Affiliates	46,314	85,652	27,915
Other revenues	16,749	16,637	15,205
Total operating revenues	824,165	796,065	687,602
Operating Expenses:			
Operation --			
Fuel	282,393	277,946	191,127
Purchased power --			
Non-affiliates	18,550	41,254	56,082
Affiliates	32,783	53,990	51,057
Other	158,354	134,845	115,055
Maintenance	73,659	56,153	52,750
Depreciation and amortization	57,638	54,077	50,275
Taxes other than income taxes	55,518	44,966	48,686
Total operating expenses	678,895	663,231	565,032
Operating Income	145,270	132,834	122,570
Other Income and (Expense):			
Interest income	655	369	347
Interest expense	(18,650)	(23,568)	(28,101)
Distributions on preferred securities of subsidiary	(3,016)	(2,712)	(2,712)
Other income (expense), net	(3,354)	(532)	(647)
Total other income and (expense)	(24,365)	(26,443)	(31,113)
Earnings Before Income Taxes	120,905	106,391	91,457
Income taxes	45,879	40,533	34,356
Earnings Before Cumulative Effect of Accounting Change	75,026	65,858	57,101
Cumulative effect of accounting change-- less income taxes of $43 thousand	-	70	-
Net Income	75,026	65,928	57,101
Dividends on Preferred Stock	2,013	2,041	2,129
Net Income After Dividends on Preferred Stock	$ 73,013	$ 63,887	$ 54,972

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001, and 2000

Mississippi Power Company 2002 Annual Report

	2002	2001	2000
		(in thousands)	
Operating Activities:			
Net income	$ 75,026	$ 65,928	$ 57,101
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization	61,930	58,105	54,638
Deferred income taxes and investment tax credits, net	(3,404)	(9,718)	752
Pension, postretirement, and other employee benefits	730	(2,467)	(4,801)
Other, net	2,017	4,349	3,054
Changes in certain current assets and liabilities --			
Receivables, net	6,120	(7,796)	(3,231)
Fossil fuel stock	4,186	(20,269)	14,577
Materials and supplies	1,160	(1,529)	(1,056)
Other current assets	(13,346)	138	520
Accounts payable	18,487	53,462	1,309
Taxes accrued	3,160	4,695	3,169
Other current liabilities	34,770	6,977	(737)
Net cash provided from operating activities	190,836	151,875	125,295
Investing Activities:			
Gross property additions	(67,460)	(61,193)	(81,211)
Cost of removal net of salvage	(9,987)	(3,042)	(5,718)
Other	(3,471)	54	(3,435)
Net cash used for investing activities	(80,918)	(64,181)	(90,364)
Financing Activities:			
Increase (decrease) in notes payable, net	(15,973)	(40,027)	(1,500)
Proceeds --			
Pollution control bonds	42,625	-	-
Senior notes	80,000	-	100,000
Preferred securities	35,000	-	-
Capital contributions from parent company	18,025	73,095	12,659
Redemptions --			
First mortgage bonds	(650)	(36,000)	-
Pollution control bonds	(42,645)	(20)	(20)
Senior notes	(80,550)	(21,001)	(1,385)
Other long-term debt	-	-	(80,000)
Preferred securities	(35,000)	-	-
Payment of preferred stock dividends	(2,013)	(2,041)	(2,129)
Payment of common stock dividends	(63,500)	(50,200)	(54,700)
Other	(1,492)	(81)	(498)
Net cash provided from (used for) financing activities	(66,173)	(76,275)	(27,573)
Net Change in Cash and Cash Equivalents	43,745	11,419	7,358
Cash and Cash Equivalents at Beginning of Period	18,950	7,531	173
Cash and Cash Equivalents at End of Period	$ 62,695	$ 18,950	$ 7,531
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest	$17,743	$28,126	$30,570
Income taxes (net of refunds)	44,088	45,761	33,276

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2002 and 2001
Mississippi Power Company 2002 Annual Report

Assets	2002	2001
	(in thousands)	
Current Assets:		
Cash and cash equivalents	$ 62,695	$ 18,950
Receivables --		
Customer accounts receivable	31,136	30,254
Unbilled revenues	18,434	17,946
Under recovered regulatory clause revenues	27,233	15,086
Other accounts and notes receivable	8,056	26,068
Affiliated companies	20,674	22,569
Accumulated provision for uncollectible accounts	(718)	(856)
Fossil fuel stock, at average cost	27,303	31,489
Materials and supplies, at average cost	22,063	23,223
Assets from risk management activities	13,061	71
Deferred income tax assets	18,675	8,819
Other	7,469	7,112
Total current assets	256,081	200,731
Property, Plant, and Equipment:		
In service	1,786,378	1,741,499
Less accumulated provision for depreciation	722,231	698,681
	1,064,147	1,042,818
Construction work in progress	34,065	38,253
Total property, plant, and equipment	1,098,212	1,081,071
Other Property and Investments	1,768	1,900
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	12,617	13,394
Prepaid pension costs	14,993	11,171
Unamortized debt issuance expense	4,304	4,396
Unamortized premium on reacquired debt	7,776	6,719
Other	16,415	20,821
Total deferred charges and other assets	56,105	56,501
Total Assets	$1,412,166	$1,340,203

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2002 and 2001
Mississippi Power Company 2002 Annual Report

Liabilities and Stockholder's Equity	2002	2001
	(in thousands)	
Current Liabilities:		
Securities due within one year	$69,200	$ 80,020
Notes payable	-	15,973
Accounts payable --		
Affiliated	22,396	16,642
Other	91,710	82,072
Customer deposits	6,855	6,540
Taxes accrued --		
Income taxes	12,042	14,981
Other	41,464	35,282
Interest accrued	6,562	5,079
Vacation pay accrued	5,782	5,810
Regulatory clauses over recovery	35,680	13,296
Other	8,504	12,040
Total current liabilities	300,195	287,735
Long-term debt (See accompanying statements)	243,715	233,753
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	146,631	138,913
Deferred credits related to income taxes	20,798	23,626
Accumulated deferred investment tax credits	21,054	22,268
Employee benefits provisions	49,869	45,827
Other	45,142	29,592
Total deferred credits and other liabilities	283,494	260,226
Company obligated mandatorily redeemable preferred securities of subsidiary trust holding company junior subordinated notes (See accompanying statements)	35,000	35,000
Preferred stock (See accompanying statements)	31,809	31,809
Common stockholder's equity (See accompanying statements)	517,953	491,680
Total Liabilities and Stockholder's Equity	$1,412,166	$1,340,203
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION
At December 31, 2002 and 2001
Mississippi Power Company 2002 Annual Report

		2002	2001	2002	2001
		(in thousands)		(percent of total)	
Long-Term Debt:					
First mortgage bonds --					
Maturity	Interest Rates				
June 1, 2023	7.45%	$ 33,350	$ 34,000		
December 1, 2025	6.875%	30,000	30,000		
Total first mortgage bonds		63,350	64,000		
Long-term notes payable --					
6.05% due May 1, 2003		35,000	35,000		
6.75% due June 30, 2038		51,628	52,178		
Adjustable rates (1.51% at 1/1/03) due 2004		80,000	80,000		
Total long-term notes payable		166,628	167,178		
Other long-term debt --					
Pollution control revenue bonds --					
Collateralized:					
5.80% due October 1, 2007		850	870		
5.65% due November 1, 2023		-	25,875		
Non-collateralized:					
Variable rates (1.75% to 1.85% at 1/1/03) due 2020-2028		82,695	56,820		
Total other long-term debt		83,545	83,565		
Unamortized debt premium (discount), net		(608)	(970)		
Total long-term debt (annual interest requirement -- $14.5 million)		312,915	313,773		
Less amount due within one year		69,200	80,020		
Long-term debt excluding amount due within one year		$243,715	$233,753	29.5%	29.5%

STATEMENTS OF CAPITALIZATION (continued)
At December 31, 2002 and 2001
Mississippi Power Company 2002 Annual Report

	2002	2001	2002	2001
		(in thousands)	*(percent of total)*	
Company Obligated Mandatorily Redeemable Preferred Securities:(See notes)				
$25 liquidation value --				
7.20%	$ 35,000	$ -		
7.75%	-	35,000		
Total (annual distribution requirement -- $2.5 million)	35,000	35,000	4.2	4.4
Cumulative Preferred Stock:				
$100 par value				
4.40% to 7.00%	31,809	31,809		
Total (annual dividend requirement -- $2.0 million)	31,809	31,809	3.8	3.9
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized - 1,130,000 shares				
Outstanding - 1,121,000 shares in 2001 and 2000	37,691	37,691		
Paid-in capital	285,280	267,256		
Premium on preferred stock	326	326		
Retained earnings	195,920	186,407		
Accumulated other comprehensive income (loss)	(1,264)	-		
Total common stockholder's equity	517,953	491,680	62.5	62.1
Total Capitalization	$828,477	$792,242	100.0%	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002, 2001, and 2000
Mississippi Power Company 2002 Annual Report

	Common Stock	Paid-In Capital	Premium on Preferred Stock	Retained Earnings	Other Comprehensive Income (loss)	Total
			(in thousands)			
Balance at December 31, 1999	$37,691	$181,502	$326	$172,449	$ -	$391,968
Net income after dividends on preferred stock	-	-	-	54,972	-	54,972
Capital contributions from parent company	-	12,659	-	-	-	12,659
Cash dividends on common stock	-	-	-	(54,700)	-	(54,700)
Other	-	-	-	(1)	-	(1)
Balance at December 31, 2000	37,691	194,161	326	172,720	-	404,898
Net income after dividends on preferred stock	-	-	-	63,887	-	63,887
Capital contributions from parent company	-	73,095	-	-	-	73,095
Cash dividends on common stock	-	-	-	(50,200)	-	(50,200)
Balance at December 31, 2001	37,691	267,256	326	186,407	-	491,680
Net income after dividends on preferred stock	-	-	-	73,013	-	73,013
Capital contributions from parent company	-	18,025	-	-	-	18,025
Other comprehensive income (loss)	-	-	-	-	(1,264)	(1,264)
Cash dividends on common stock	-	-	-	(63,500)	-	(63,500)
Other	-	(1)	-	-	-	(1)
Balance at December 31, 2002	$37,691	$285,280	$326	$195,920	$(1,264)	$517,953

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2002, 2001, and 2000
Mississippi Power Company 2002 Annual Report

	2002	2001	2000
		(in thousands)	
Net income after dividends on preferred stock	$73,013	$63,887	$54,972
Other comprehensive income (loss):			
Change in additional minimum pension liability, net of tax of $(783)	(1,264)	-	-
Total other comprehensive income (loss)	(1,264)	-	-
Comprehensive Income	$71,749	$63,887	$54,972

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of five operating companies, a system service company (SCS), Southern Communications Services (Southern LINC), Southern Company Gas (Southern GAS), Southern Company Holdings (Southern Holdings), Southern Nuclear Operating Company (Southern Nuclear), Southern Power Company (Southern Power), Southern Telecom, and other direct and indirect subsidiaries. The operating companies - Alabama Power Company, Georgia Power Company, Gulf Power Company, the Company, and Savannah Electric and Power Company - provide electric service in four southeastern states. Southern Power was established in 2001 to construct, own, and manage Southern Company's competitive generation assets and sell electricity at market-based rates in the wholesale market. Contracts among the operating companies - related to jointly owned generating facilities, interconnecting transmission lines, and the exchange of electric power - are regulated by the Federal Energy Regulatory Commission (FERC) and/or the Securities and Exchange Commission. SCS provides, at cost, specialized services to Southern Company and subsidiary companies. Southern LINC provides digital wireless communications services to the operating companies and also markets these services to the public within the Southeast. Southern Telecom provides fiber optic communication services within the Southeast. Southern GAS, which began operations in August 2002, is a competitive retail natural gas marketer serving communities in Georgia. Southern Holdings is an intermediate holding subsidiary for Southern Company's investments in leveraged leases, alternative fuel products, and an energy services business. Southern Nuclear provides services to Southern Company's nuclear power plants.

Southern Company is registered as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Both the Company and its subsidiaries are subject to the regulatory provisions of the PUHCA. The Company is also subject to regulation by the FERC and the Mississippi Public Service Commission (MPSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its respective regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Prior years' data presented in the financial statements have been reclassified to conform with the current year presentation.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, and other services with respect to business and operations and power pool operations. Costs for these services amounted to $43.6 million, $44.1 million, and $46.2 million during 2002, 2001, and 2000, respectively. Cost allocation methodologies used by SCS are approved by the SEC and management believes they are reasonable.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $6.4 million in 2002. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $16.6 million in 2002. See Note 4 for additional information.

The operating companies, (including the Company), Southern Power, and Southern Gas may jointly enter into various types of wholesale energy, natural gas and certain other contracts, either directly or through SCS as an agent.

Each participating company may be jointly and severally liable for the obligations incurred under these agreements.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenues to the Company associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the Balance Sheets at December 31 relate to the following:

	2002	2001
	(in thousands)	
Deferred income tax charges	$ 12,617	$ 13,394
Vacation pay	5,782	5,810
Premium on reacquired debt	7,776	6,719
Fuel hedging asset	14,558	8,366
Other assets	49	674
Property damage reserve	(5,077)	(4,044)
Deferred income tax credits	(20,798)	(23,626)
Fuel-hedging liabilities	(14,990)	-
Other liabilities	(2,450)	(1,066)
Total	$ (2,533)	$ 6,227

In the event that a portion of the Company's operations is no longer subject to the provisions of FASB Statement No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets exists, including plant, and write down the assets, if impaired, to their fair value. All regulatory assets and liabilities are reflected in rates.

See "Depreciation and Amortization" for information regarding regulatory assets and liabilities created as a result of the January 1, 2003 adoption of FASB Statement No. 143, Accounting for Asset Retirement Obligations.

Revenues and Fuel Costs

The Company currently operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the state of Mississippi and to wholesale customers in the Southeast.

Energy revenues are recognized as services are rendered. Capacity revenues from long-term contracts are recognized at the lesser of the levelized basis or the cash collected over the respective contract period. Unbilled revenues are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between actual allowable amounts and the amounts included in rates.

The Company has a diversified base of customers. No single customer or industry comprises 10 percent or more of revenues. For all periods presented, uncollectible accounts continued to average less than 1/2 percent of revenues.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.4 percent in 2002, 3.5 percent in 2001, and 3.5 percent in 2000. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its original cost - together with the cost of removal, less salvage - is charged to accumulated depreciation. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

In January 2003, the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 establishes new accounting and reporting standards for legal obligations associated with the ultimate cost of retiring long-lived assets. The present value of the ultimate costs for an asset's future retirement must be recorded in the period in which the liability is incurred. The cost must be capitalized as part of the related long-lived asset and depreciated over the asset's useful life.

There was no cumulative effect adjustment to net income resulting from the adoption of Statement No. 143. The Company expects to receive an accounting order from the MPSC to defer the transition adjustment; therefore, the Company recorded a related regulatory asset of $596,000 to reflect the regulatory treatment of these costs under Statement No. 71. The initial Statement No. 143 liability the Company recognized was $979,000, of which $59,000 was added to the accumulated depreciation reserve. The amount capitalized to property, plant, and equipment was $442,000.

The Company has retirement obligations related to ash landfill sites, ash ponds, water wells, and underground storage tanks. The Company has also identified retirement obligations related to certain transmission, distribution, and wireless communication facilities. However, a liability for the removal of these transmission, distribution, and wireless communication assets will not be recorded because no reasonable estimate can be made regarding the timing of any related retirements. The Company will continue to recognize in its income statement the ultimate removal costs in accordance with its regulatory treatment. Any difference between costs recognized under Statement No. 143 and those reflected in rates will be recognized as either a regulatory asset or liability. It is estimated that this annual difference will be approximately $75,000. Historically, these costs have been recovered in rates and management believes the actual asset removal costs will continue to be recoverable in rates.

Statement No. 143 does not permit non-regulated companies to continue accruing future retirement costs for long-lived assets that they do not have a legal obligation to retire. However, in accordance with the regulatory treatment of these costs, the Company will continue to recognize the removal costs for these other obligations in its depreciation rates. As of January 1, 2003, the amount included in the accumulated depreciation reserve that represents a regulatory liability for these costs was $70 million.

Income Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average lives of the related property.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the estimated cost of funds used during construction, if applicable. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the maintenance of coal cars and a portion of the railway track maintenance, which are charged to fuel stock and recovered through the Company's fuel clause. The cost of replacements of property - exclusive of minor items of property - is capitalized.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for loss if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment provision is required. Until the assets are disposed of, their estimated fair value is reevaluated when circumstances or events change.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when used or installed.

Stock Options

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equals the fair-market value on the date of grant. When options are exercised, the Company receives a capital contribution from Southern Company equivalent to the related income tax benefit.

Comprehensive Income

Comprehensive income – consisting of net income and changes in additional minimum pension liability, net of income taxes – is presented in the financial statements. The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in interest rates, the prices of certain fuel purchases, and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of the Company's bulk energy purchases and sales contracts are derivatives. However, in many cases, these contracts qualify as normal purchases and sales and are accounted for under the accrual method. Other contracts qualify as cash flow hedges of anticipated transactions. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets or liabilities as appropriate until the hedged transactions occur. Any ineffectiveness is recognized currently in net income. Contracts that do not qualify for the normal purchase and sale exception and that do not meet the hedge requirements are marked to market through current period income and are recorded on a net basis in the Statements of Income.

In June 2001, the MPSC approved the Company's request to implement an Energy Cost Management Clause (ECM). ECM, among other things, allows the Company to utilize financial instruments that are used to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism which was approved by the FERC in 2002.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

The Company's other financial instruments for which the carrying amount did not equal fair value at December 31 were as follows:

	Carrying Amount	Fair Value
	(in millions)	
Long-term debt:		
At December 31, 2002	**$313**	**$313**
At December 31, 2001	$314	$309
Capital trust preferred securities:		
At December 31, 2002	**$ 35**	**$ 36**
At December 31, 2001	$ 35	$ 35

The fair values for long-term debt and preferred securities were based on either closing market price or closing price of comparable instruments.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by regulatory authorities, the Company accrues for the cost of such damage by charging expense and crediting an accumulated provision. The cost of repairing damage resulting from such events that individually exceed $50,000 is charged to the accumulated provision as ordered by the MPSC. The annual accruals may range from $1.5 million to $4.6 million with a maximum reserve totaling $23 million. The Company accrued $1.8 million in 2002, $2.5 million in 2001 and $3.5 million in 2000. As of December 31, 2002, the accumulated provision amounted to $5.1 million.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all these employees may become eligible for such benefits when they retire. The Company funds trusts to the extent deductible under federal income tax regulations or the extent required by regulatory commissions. In late 2000, as well as in 2002, the Company adopted several pension and postretirement benefit plan changes that had the effect of increasing benefits to both current and future retirees.

Plan assets consist primarily of domestic and international equities, global fixed income securities, real estate, and private equity investments. The measurement date for plan assets and obligations is September 30 for each year.

Pension Plan

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligations	
	2002	2001
	(in thousands)	
Balance at beginning of year	$172,167	$154,411
Service cost	5,259	4,797
Interest cost	12,674	11,817
Benefits paid	(8,386)	(8,456)
Actuarial gain and employee transfers	528	1,268
Amendments	4,200	8,406
Other	-	(76)
Balance at end of year	$186,442	$172,167

	Plan Assets	
	2002	2001
	(in thousands)	
Balance at beginning of year	$211,546	$256,648
Actual return on plan assets	(14,089)	(37,214)
Benefits paid	(7,875)	(7,850)
Employee transfers	(743)	(38)
Balance at end of year	$188,839	$211,546

The accrued pension costs recognized in the Balance Sheets were as follows:

	2002	2001
	(in thousands)	
Funded status	$2,396	$39,379
Unrecognized transition obligation	(2,180)	(2,716)
Unrecognized prior service cost	16,669	13,656
Unrecognized net gain	(9,087)	(45,818)
Prepaid asset, net	7,798	4,501
Portion included in benefit obligations	7,195	6,670
Total prepaid assets recognized in the Balance Sheet	$14,993	$11,171

In 2002 and 2001, amounts recognized in the Balance Sheet for accumulated other comprehensive income was $2 million and $0 million, respectively. Intangible assets recognized were $2 million in 2002 and $2 million in 2001.

Components of the pension plans' net periodic cost were as follows:

	2002	2001	2000
	(in thousands)		
Service cost	$ 5,259	$ 4,797	$ 4,357
Interest cost	12,674	11,818	10,912
Expected return on plan assets	(18,380)	(17,328)	(15,910)
Recognized net gain	(2,654)	(3,012)	(2,577)
Net amortization	650	511	76
Net pension income	$ (2,451)	$ (3,214)	$ (3,142)

Postretirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:

	Accumulated Benefit Obligations	
	2002	2001
	(in thousands)	
Balance at beginning of year	$51,523	$44,952
Service cost	959	922
Interest cost	3,781	3,411
Benefits paid	(3,320)	(2,918)
Actuarial gain and employee transfers	8,225	3,256
Amendments	-	1,900
Balance at end of year	$61,168	$51,523

	Plan Assets	
	2002	2001
	(in thousands)	
Balance at beginning of year	$16,269	$17,843
Actual return on plan assets	(516)	(1,888)
Employer contributions	3,645	3,232
Benefits paid	(3,320)	(2,918)
Balance at end of year	$16,078	$16,269

The accrued postretirement costs recognized in the Balance Sheets were as follows:

	2002	2001
	(in thousands)	
Funded status	$(45,090)	$(35,254)
Unrecognized transition obligation	3,582	3,928
Unrecognized prior service cost	1,715	1,821
Unrecognized net gain	10,216	(40)
Fourth quarter contributions	1,029	1,268
Accrued liability recognized in the Balance Sheets	$(28,548)	$(28,277)

Components of the postretirement plans' net periodic cost were as follows:

	2002	2001	2000
	(in thousands)		
Service cost	$ 959	$ 922	$ 830
Interest cost	3,781	3,411	3,309
Expected return on plan assets	(1,514)	(1,409)	(1,235)
Transition obligation	346	346	346
Prior service cost	106	80	-
Recognized net loss	-	(38)	-
Net postretirement cost	$ 3,678	$ 3,312	$ 3,250

The weighted average rates assumed in the actuarial calculations for both the pension plans and postretirement benefits plan were:

	2002	2001	2000
Discount	6.50%	7.50%	7.50%
Annual salary increase	4.00	5.00	5.00
Long-term return on plan assets	8.50	8.50	8.50

An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.75 percent for 2002, decreasing gradually to 5.25 percent through the year 2010 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2002 as follows:

	1 Percent Increase	1 Percent Decrease
	(in thousands)	
Benefit obligation	$4,438	$3,943
Service and interest costs	331	286

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for the years 2002, 2001, and 2000 were $2.6 million, $2.5 million, and $2.3 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General

The Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are also subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, and citizen enforcement of environmental requirements, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent.

The ultimate outcome of such litigation currently filed against the Company cannot be predicted at this time; however, after consultation with legal counsel, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material adverse effect on the Company's financial statements.

Environmental Litigation

On November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court in Georgia against Alabama Power, Georgia Power and the SCS. The complaint alleges violations of the New Source Review provisions of the Clean Air Act with respect to five coal-fired generating facilities in Alabama and Georgia. The civil action requests penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit. Prior to January 30, 1997, the penalty was $25,000 per day.

The EPA concurrently issued to the operating companies a notice of violation related to 10 generating facilities, which includes the five facilities mentioned previously, and the Company's plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notice of violation and to add Gulf Power, Savannah Electric and the Company as defendants. The complaint and notice of violation are similar to those brought against and issued to several other electric utilities. These complaints and notices of violation allege that the utilities had failed to secure necessary permits or install additional pollution control equipment when performing maintenance and construction at coal burning plants constructed or under construction prior to 1978. The U.S. District Court in Georgia granted Alabama Power's motion to dismiss for lack of jurisdiction and granted the SCS' motion to dismiss on the grounds that it neither owned nor operated the generating units involved in the proceedings. The court granted the EPA's motion to add Savannah Electric as a defendant, but it denied the motion to add Gulf Power and the Company based on lack of jurisdiction over those companies. As directed by the court, the EPA re-filed its amended complaint limiting claims to those brought against Georgia Power and Savannah Electric. Also, the EPA re-filed its claims against Alabama Power in the U.S. District Court in Alabama. It has not re-filed its claims against Gulf Power, SCS, or the Company.

The Alabama Power, Georgia Power, and Savannah Electric cases have been stayed since the spring of 2001, pending a ruling by the U.S. Court of Appeals for the Eleventh Circuit in the appeal of a very similar New

Source Review enforcement action against the Tennessee Valley Authority (TVA). The TVA appeal involves many of the same legal issues raised by the actions against Alabama Power, Georgia Power, and Savannah Electric. Because the outcome of the TVA appeal could have a significant adverse impact on Alabama Power and Georgia Power, both companies have been parties to that appeal as well. In February 2003, the U.S. District Court in Alabama extended the stay of the EPA litigation proceeding in Alabama until the earlier of May 6, 2003 or a ruling by the U.S. Court of Appeals for the Eleventh Circuit in the related litigation involving TVA. On August 21, 2002, the U.S. District Court in Georgia denied the EPA's motion to reopen the Georgia case. The denial was without prejudice to the EPA to refile the motion at a later date, which the EPA has not done at this time.

The Company believes that it complied with applicable laws and the EPA's regulations and interpretations in effect at the time the work in question took place. An adverse outcome of this matter could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows and possibly financial condition unless such costs can be recovered through regulated rates.

Retail Rate Adjustment Plans

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan originally approved in 1986 and modified in 1994 and 2002. See "2001 Retail Rate Case." PEP was designed with the objective that the plan would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low. PEP includes a mechanism for rate adjustments based on the Company's ability to maintain low rates for customers and on the Company's performance as measured by three indicators that emphasize price and service to the customer. PEP provides for semiannual evaluations of the Company's performance-based return on investment. Any change in rates is limited to 2 percent of retail revenues per evaluation period.

Environmental Compliance Overview Plan

The MPSC approved the Company's Environmental Compliance Overview Plan (ECO Plan) in 1992. The ECO Plan establishes procedures to facilitate the MPSC's overview of the Company's environmental strategy and provides for recovery of costs (including costs of capital) associated with environmental projects approved by the MPSC. Under the ECO Plan, any increase in the annual revenue requirement is limited to 2 percent of retail revenues. However, the ECO Plan also provides for carryover of any amount over the 2 percent limit into the next year's revenue requirement. The Company conducts studies, when possible, to determine the extent of any required environmental remediation. Should such remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements. The Company recovers such costs under the ECO Plan as they are incurred, as provided for in the Company's 1995 ECO Plan Order. The Company filed its 2003 ECO Plan in January 2003, which, if approved as filed, will result in a slight increase in customer prices.

2001 Retail Rate Case

In August 2001, the Company filed a request with the MPSC for a retail rate increase of approximately $46.4 million. In connection with the Company's request, the MPSC suspended the semi-annual evaluations under PEP. In December 2001, the MPSC approved an increase of approximately $39 million, which took effect in January 2002. Additionally, the MPSC ordered the Company to reactivate the semi-annual evaluations under PEP, beginning with the 12-month period ending December 31, 2002. PEP will remain in effect until the MPSC modifies, suspends or terminates the plan. In May 2002, the MPSC issued an order adopting new return on equity models to be used in the PEP process. The new models are very similar to those that established the $39 million rate increase authorized in December 2001 and are incorporated into the PEP evaluation filing for the period ending December 31, 2002.

In 1998, the Company was granted a Certificate of Public Convenience and Necessity to build approximately 1,064 megawatts of combined cycle generation at the Company's Plant Daniel site. The certificate and ownership rights were transferred to Escatawpa Funding Limited Partnership (Escatawpa), which is currently leasing the facility to the Company. See Note 8 under "Lease Agreements" for additional information. In October 2000, the MPSC approved a cost allocation that allocates a pro-rata share of the Plant Daniel Unit 3 and 4 capacity, along with the Company's existing generation, to the retail jurisdiction. The Company's 2001 retail rate case reflected this methodology and the MPSC's December 2001 order on the retail rate case filing approved the Company's cost allocations.

Wholesale Customer Settlement Agreement

In February 2002, the Company reached an agreement with certain of its wholesale customers to increase its wholesale tariff rates effective June 1, 2002. The FERC accepted the settlement agreement and placed the new tariff rates in effect without modification. The settlement agreement results in an annual increase of approximately $10.5 million, the adoption of an Energy Cost Management Clause and the cost allocation of Plant Daniel Units 3 and 4, similar to the plans approved by the Company's retail jurisdiction.

Right of Way Litigation

In 2002, the Company, along with Georgia Power, Gulf Power, Savannah Electric, and Southern Telecom (collectively, defendants), were named as defendants in numerous lawsuits brought by landowners regarding the installation and use of fiber optic cable over defendants' rights of way located on the landowners' property. The plaintiffs' lawsuits claim that defendants may not use or sublease to third parties some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties, and that such actions by defendants exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment. The plaintiffs seek compensatory and punitive damages and injunctive relief. Defendants believe that the plaintiffs' claims are without merit. An adverse outcome in these matters could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Transmission Facilities Agreement

In January 2002, FERC began conducting an investigation to determine whether the cost of debt and the cost of preferred stock reflected in the amount charged under the Transmission Facilities Agreement between Entergy Corp. and the Company, when considered in light of other aspects of the contract, yield an overall just and reasonable rate. The hearing is scheduled for September, 2003. The Company believes that it is in full compliance with the terms of the contract, which has been in place since 1982, and does not believe that it will have a significant impact on the Company's financial results. However, the outcome of FERC's investigation cannot be predicted.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own as tenants in common Units 1 and 2 at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power own as tenants in common Units 1 and 2 at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2002, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Total Capacity (Megawatts)	Percent Ownership	Company's Gross Investment (in thousands)	Accumulated Depreciation (in thousands)
Greene County Units 1 and 2	500	40%	$65,223	$34,441
Daniel Units 1 and 2	1,000	50%	$237,912	$114,481

The Company's proportionate share of plant operating expenses is included in the corresponding operating expenses in the Statements of Income.

5. LONG-TERM SALES AND FACILITY AGREEMENTS

The Company and the other operating affiliates have long-term contractual agreements for the sale of capacity and energy to certain non-affiliated utilities located outside the Southern system's service area. Because the energy is generally sold at cost under these agreements, profitability is primarily affected by revenues from capacity sales. The Company's capacity revenues under these agreements were not material during the periods reported.

The Company has a 10-year power sale agreement with Dynegy that began in June 2001. The minimum capacity revenue that the Company will receive will average approximately $21 million per year through May 2011. Capacity revenues for 2002 and 2001 were approximately $20.3 million and $12.3 million, respectively, and were classified as sales for resale in the Statements of Income. As a result of Dynegy's liquidity problems and under the terms of this contract, Dynegy has provided a letter of credit expiring in April 2003 totaling $26 million that can be drawn in the event of a default under the agreement or the failure to renew the letters of credit prior to expiration.

In 1984, the Company and Entergy Corp. entered into a 40-year transmission facilities agreement whereby Entergy began paying a use fee to the Company covering all expenses relative to ownership and operation and maintenance of a 500 kV line, including amortization of its original $57 million cost. For 2002, 2001 and 2000, use fees collected under this agreement, net of related expenses, amounted to approximately $1.6 million, $2.5 million and $2.6 million respectively, and are included within Other Income in the Statements of Income. See Note 3 under "Transmission Facilities Agreement" for additional information.

6. INCOME TAXES

At December 31, 2002, the tax-related regulatory assets and liabilities were $13 million and $21 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than current enacted tax law and to unamortized investment tax credits.

Details of the federal and state income tax provisions are shown below:

	2002	2001	2000
	(in thousands)		
Total provision for income taxes			
Federal --			
Current	$42,603	$43,596	$28,934
Deferred	(3,122)	(8,661)	622
	39,481	34,935	29,556
State --			
Current	6,680	6,698	4,670
Deferred	(282)	(1,057)	130
	6,398	5,641	4,800
Total	$45,879	$40,576	$34,356

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities are as follows:

	2002	2001
	(in thousands)	
Deferred tax liabilities:		
Accelerated depreciation	$157,087	$147,147
Basis differences	7,791	8,271
Other	38,005	34,544
Total	202,883	189,962
Deferred tax assets:		
Other property basis differences	14,501	15,983
Pension and other benefits	9,546	9,474
Property insurance	1,942	1,547
Unbilled fuel	6,048	5,596
Other	42,891	27,269
Total	74,928	59,869
Total deferred tax liabilities, net	127,955	130,093
Portion included in current assets, net	18,675	8,820
Accumulated deferred income taxes in the Balance Sheets	$146,630	$138,913

Deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the Statements of Income. Credits amortized in this manner amounted to $1.2 million in 2002, 2001, and 2000. At

December 31, 2002, all investment tax credits available to reduce federal income taxes payable had been utilized.

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal deduction	3.4	3.4	3.4
Non-deductible book depreciation	0.5	0.5	0.6
Other	(1.0)	(0.8)	(1.5)
Effective income tax rate	37.9%	38.1%	37.5%

Southern Company files a consolidated federal income tax return. Under a joint consolidated income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

7. CAPITALIZATION

Preferred Securities

Statutory trusts formed by the Company, of which the Company owns all the common securities, have issued mandatorily redeemable preferred securities. In March 2002, Mississippi Power Capital Trust II sold $35 million of its 7.20% Trust Originated Preferred Securities due December 30, 2041, which are guaranteed by the Company. The proceeds of this issuance were used to redeem $35 million of Mississippi Power Capital Trust I 7.75% Trust Originated Preferred Securities originally issued in 1997.

The Company considers that the mechanisms and obligations relating to the preferred securities, taken together, constitute a full and unconditional guarantee by the Company of the Trust's payment obligations with respect to the preferred securities.

Trust II is a subsidiary of the Company, and accordingly is consolidated in the Company's financial statements.

Long-Term Debt Due Within One Year

A summary of the improvement fund requirements and scheduled maturities and redemptions of long-term debt due within one year is as follows:

	2002	2001
	(in thousands)	
Bond improvement fund requirement	$ 634	$650
Less: Portion to be satisfied by certifying property additions	634	650
Cash sinking fund requirement	-	-
Current portion of other long-term debt	68,350	80,000
Pollution control bond cash sinking fund requirements	850	20
Total	$69,200	$80,020

The first mortgage bond improvement fund requirement is one percent of each outstanding series authenticated under the indenture of the Company prior to January 1 of each year, other than first mortgage bonds issued as collateral security for certain pollution control obligations. The requirement must be satisfied by June 1 of each year by depositing cash or reacquiring bonds, or by pledging additional property equal to 166-2/3 percent of such requirement.

Bank Credit Arrangements

At December 31, 2002, the Company had total committed credit agreements with banks for approximately $97.5 million, all of which was unused. These credit agreements expire in 2003. Some of these agreements allow short-term borrowings to be converted into term loans, payable in 8 equal quarterly installments, with the first installment due at the end of the first calendar quarter after the applicable termination date or at an earlier date at the Company's option.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees are less than 1/8 of 1 percent for the Company. Compensating balances are not legally restricted from withdrawal.

This $97.5 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. The Company has a $67 million commercial paper program.

At December 31, 2002, the Company had no outstanding commercial paper or extendible commercial notes. The credit arrangements also provide support to the Company's variable daily rate pollution control bonds.

Assets Subject to Lien

The Company's mortgage indenture dated as of September 1, 1941, as amended and supplemented, which secures the first mortgage bonds issued by the Company, constitutes a direct first lien on substantially all of the Company's fixed property and franchises.

Dividend Restrictions

The Company's first mortgage bond indenture and the corporate charter contain various common stock dividend restrictions. At December 31, 2002, approximately $118 million of retained earnings was restricted against the payment of cash dividends on common stock under the most restrictive terms of the mortgage indenture or corporate charter.

Pollution Control Bonds

The Company has incurred obligations in connection with the sale by public authorities of tax-exempt pollution control revenue bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2002 was $83.5 million.

Senior Notes

In March 2002, the Company issued $80 million of Series D Floating Rate Senior Notes due March 12, 2004. The proceeds of the sale were used to repay $80 million of Series C Floating Rate Senior Notes due March 28, 2002.

8. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, primarily related to transmission and distribution facilities and generating plants, the costs of which are currently estimated to total $76 million in 2003, $86 million in 2004, and $75 million in 2005. The construction program is subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include changes in business conditions; revised load growth estimates; changes in environmental regulations; FERC rules and transmission regulations; increasing costs of labor, equipment and materials; and cost of capital. At December 31, 2002, significant purchase commitments were outstanding in connection with the construction program.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the lease combined cycle units at Plant Daniel. In summary, the LTSA stipulates that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract. However, the LTSA contains various cancellation provisions at the option of the Company.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE are made monthly based on estimated operating hours of the units and are recognized as an expense based on actual hours of operation. The Company has recognized $11 million and $9.6 million for 2002 and 2001, respectively, which is included in maintenance expense on the Statements of Income. Total remaining payments to GE under this agreement are currently estimated to total $166.5 million over the next 11 years.

Lease Agreements

In 1989, the Company entered into a twenty-two year operating lease agreement for the use of 495 aluminum railcars. In 1994, a second lease agreement for the use of 250 additional aluminum railcars was also entered into for twenty-two years. The Company has the option to purchase the 745 railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. Both of these leases were for the transport of coal to Plant Daniel.

Gulf Power, as joint owner of Plant Daniel Units 1 and 2, is responsible for one half of the lease cost. The Company's share (50%) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $1.9 million in 2002, $1.9 million in 2001, and $2.1 million in 2000. The Company's annual lease payments for 2003 through 2007 will average approximately $2.0 million and after 2007, lease payments total in aggregate approximately $10 million.

In 1999, the Company signed an Agreement for Lease and a Lease Agreement with Escatawpa Funding, Limited Partnership (Escatawpa). These agreements called for the Company to design and construct, as agent for Escatawpa, a 1,064 megawatt natural gas combined cycle facility at the Company's Plant Victor J. Daniel Facility (Facility). The Company entered into this transaction during a period when retail access was under review by MPSC. Additionally, the lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Rate Adjustment Plans" for a description of the Company's PEP formula rate plan. The Facility is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership.

In May 2001, the Facility was completed, placed into commercial operation and the initial 10-year lease term began. The completion cost was approximately $370 million. The lease provides for a residual value guarantee (approximately 71% of the completion cost) by the Company that is due upon termination of the lease in certain circumstances. The lease also includes a purchase and renewal option. The purchase price is based on the completion cost of the Facility. The Company is required to amortize approximately 10% of the initial completion cost over the initial ten year period. Eighteen months prior to the end of the initial lease, the Company may elect to renew for another 10 years. If the Company elects to renew the lease, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, the Company may either exercise its purchase option or the Facility can be sold to a third party. The Company expects that the fair market value of the Facility would substantially reduce or eliminate the payment under the residual value guarantee. In 2002 and 2001, the Company recognized approximately $26 million and $18 million, respectively, in lease expense which includes approximately $3.5 million and $2.4 million, respectively, related to the amortization of the initial completion cost.

The Company does not consolidate Escatawpa on its balance sheet since parties unrelated to the Company and Southern Company have made substantive residual equity investments in excess of 3 percent. In January 2003, the FASB issued its Interpretation No. 46, Consolidation of Certain Special-Purpose Entities. Under this interpretation, the Company would be required to consolidate Escatawpa as of July 1, 2003, and record a cumulative effect adjustment as if the Company had initially recorded that asset on its books. If the Company does not restructure the existing arrangement, the impact of consolidating Escatawpa would result in a cumulative effect adjustment relating to depreciation of approximately $13 million, net of tax, through June 30, 2003 and additional expenses of approximately $10.8 million annually thereafter. Consolidating the asset and related debt or restructuring the current arrangement could require further regulatory review by the MPSC.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2002, are as follows:

Year	Lease Payments (in millions)
2003	$26
2004	26
2005	26
2006	25
2007	25
2008 and thereafter	98
Total commitments	$226

Fuel

To supply a portion of the fuel requirements of its generating plants, the Company has entered into various long-term commitments for the procurement of fuel. In most cases, these contracts contain provisions for price escalations, minimum production levels, and other financial commitments. In addition, the Company utilizes financial instruments to eliminate price volatility.

Total estimated fixed-price obligations at December 31, 2002 are as follows:

Year	Fuel (in millions)
2003	$191
2004	74
2005	6
2006	6
2007	6
2008 and thereafter	65
Total commitments	$348

In addition, SCS acts as agent for the five operating companies, Southern Power and Southern GAS with regard to natural gas purchases. Natural gas purchases (in dollars) are based on various market indices at the actual time of delivery; therefore, only the volume commitments are firm. The Company's committed volumes allocated based on usage projections, as of December 31, 2002 are as follows:

Year	Natural Gas (MMBtu)
2003	42,172,935
2004	25,730,963
2005	9,796,080
2006	6,381,115
2007	2,088,762
Total commitments	86,169,855

Additional commitments for fuel will be required to supply the Company's future needs.

Acting as an agent for all of Southern Company's operating companies, Southern Power, and Southern GAS, SCS may enter into various types of wholesale energy and natural gas contracts. Each of the operating companies, Southern Power, and Southern GAS may be jointly and severally liable for the obligations under these agreements. Accordingly, the creditworthiness of Southern Power and Southern GAS are currently inferior to the creditworthiness of the operating companies. Southern Company has entered into keep-well agreements with each of the operating companies, including the Company, to insure they will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power or Southern GAS as a contracting party under these agreements.

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2002 and 2001 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends On Preferred Stock
		(in thousands)	
March 2002	$183,058	$28,873	$13,982
June 2002	205,378	38,457	20,788
September 2002	243,077	60,010	33,384
December 2002	192,652	17,930	4,859
March 2001	$171,312	$23,615	$ 9,757
June 2001	203,949	32,640	16,571
September 2001	235,916	53,263	30,379
December 2001	184,888	23,315	7,180

The Company's business is influenced by seasonal weather conditions and the timing of rate changes.

SELECTED FINANCIAL AND OPERATING DATA 1998-2002
Mississippi Power Company 2002 Annual Report

	2002	2001	2000	1999	1998
Operating Revenues (in thousands)*	$824,165	$796,065	$687,602	$633,004	$595,131
Net Income after Dividends on Preferred Stock (in thousands)	$73,013	$63,887	$54,972	$54,809	$55,105
Cash Dividends on Common Stock (in thousands)	$63,500	$50,200	$54,700	$56,100	$51,700
Return on Average Common Equity (percent)	14.46	14.25	13.80	14.00	14.15
Total Assets (in thousands)	$1,412,166	$1,340,203	$1,275,071	$1,251,136	$1,189,605
Gross Property Additions (in thousands)	$67,460	$61,193	$81,211	$75,888	$68,231
Capitalization (in thousands):					
Common stock equity	$517,953	$491,680	$404,898	$391,968	$391,231
Preferred stock	31,809	31,809	31,809	31,809	31,809
Company obligated mandatorily redeemable preferred securities	35,000	35,000	35,000	35,000	35,000
Long-term debt	243,715	233,753	370,511	321,802	292,744
Total (excluding amounts due within one year)	$828,477	$792,242	$842,218	$780,579	$750,784
Capitalization Ratios (percent):					
Common stock equity	62.5	62.1	48.1	50.2	52.1
Preferred stock	3.8	4.0	3.8	4.1	4.2
Company obligated mandatorily redeemable preferred securities	4.2	4.4	4.2	4.5	4.7
Long-term debt	29.5	29.5	43.9	41.2	39.0
Total (excluding amounts due within one year)	100.0	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds -					
Moody's	Aa3	Aa3	Aa3	Aa3	Aa3
Standard and Poor's	A+	A+	A+	AA-	AA-
Fitch	AA-	AA-	AA-	AA-	AA-
Preferred Stock -					
Moody's	A3	A3	a1	a1	a1
Standard and Poor's	BBB+	BBB+	BBB+	A-	A
Fitch	A	A	A	A	A+
Unsecured Long-Term Debt -					
Moody's	A1	A1	-	-	-
Standard and Poor's	A	A	-	-	-
Fitch	A+	A+	-	-	-
Customers (year-end):					
Residential	158,873	158,852	158,253	157,592	156,530
Commercial	32,713	32,538	32,372	31,837	31,319
Industrial	489	498	517	546	587
Other	171	173	206	202	200
Total	192,246	192,061	191,348	190,177	188,636
Employees (year-end):	1,301	1,316	1,319	1,328	1,230

* 1999 data includes the true-up of the unbilled revenue estimates.

SELECTED FINANCIAL AND OPERATING DATA 1998-2002 (continued)
Mississippi Power Company 2002 Annual Report

	2002	2001	2000	1999	1998
Operating Revenues (in thousands)*:					
Residential	$186,522	$164,716	$170,729	$159,945	$157,642
Commercial	181,224	163,253	163,552	153,936	145,677
Industrial	164,042	156,525	159,705	151,244	135,039
Other	5,039	4,659	4,565	4,309	4,209
Total retail	536,827	489,153	498,551	469,434	442,567
Sales for resale - non-affiliates	224,275	204,623	145,931	131,004	121,225
Sales for resale - affiliates	46,314	85,652	27,915	19,446	18,285
Total revenues from sales of electricity	807,416	779,428	672,397	619,884	582,077
Other revenues	16,749	16,637	15,205	13,120	13,054
Total	$824,165	$796,065	$687,602	$633,004	$595,131
Kilowatt-Hour Sales (in thousands)*:					
Residential	2,300,017	2,162,623	2,286,143	2,248,255	2,248,915
Commercial	2,902,291	2,840,840	2,883,197	2,847,342	2,623,276
Industrial	4,161,902	4,275,781	4,376,171	4,407,445	3,729,166
Other	39,635	41,009	41,153	40,091	39,772
Total retail	9,403,845	9,320,253	9,586,664	9,543,133	8,641,129
Sales for resale - non-affiliates	5,380,145	5,011,212	3,674,621	3,256,175	3,157,837
Sales for resale - affiliates	1,586,968	2,952,455	452,611	539,939	552,142
Total	16,370,958	17,283,920	13,713,896	13,339,247	12,351,108
Average Revenue Per Kilowatt-Hour (cents)*:					
Residential	8.11	7.62	7.47	7.11	7.01
Commercial	6.24	5.75	5.67	5.41	5.55
Industrial	3.94	3.66	3.65	3.43	3.62
Total retail	5.71	5.25	5.20	4.92	5.12
Sales for resale	3.88	3.64	4.21	3.96	3.76
Total sales	4.93	4.51	4.90	4.65	4.71
Residential Average Annual Kilowatt-Hour Use Per Customer *	14,453	13,634	14,445	14,301	14,376
Residential Average Annual Revenue Per Customer *	$1,172.12	$1,038.41	$1,078.76	$1,017.42	$1,007.68
Plant Nameplate Capacity Ratings (year-end) (megawatts)	3,156	3,156	2,086	2,086	2,086
Maximum Peak-Hour Demand (megawatts):					
Winter	2,311	2,249	2,305	2,125	1,740
Summer	2,492	2,466	2,593	2,439	2,339
Annual Load Factor (percent)	61.8	60.7	59.3	59.6	58.0
Plant Availability Fossil-Steam (percent):	91.7	92.8	92.6	91.0	90.0
Source of Energy Supply (percent):					
Coal	50.8	52.0	67.8	69.4	66.5
Oil and gas	37.7	35.9	13.5	15.9	14.5
Purchased power -					
From non-affiliates	3.1	3.1	7.7	6.2	8.0
From affiliates	8.4	9.0	11.0	8.5	11.0
Total	100.0	100.0	100.0	100.0	100.0

* 1999 data includes the true-up of the unbilled revenue estimates.

DIRECTORS AND OFFICERS

Mississippi Power Company 2002 Annual Report

Directors

Tommy E. Dulaney
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

Michael D. Garrett
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2001

Linda T. Howard
President
Howard Industries, Inc.
Laurel, Mississippi. Elected 1999

Robert C. Khayat (1)
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

Aubrey K. Lucas, Ph.D.
President Emeritus and Professor of Higher Education
University of Southern Mississippi
Hattiesburg, Mississippi. Elected 1984

Malcolm Portera, Ph.D. (2)
Chancellor
The University of Alabama System
Tuscaloosa, Alabama. Elected 1999

George A. Schloegel
President and Chief Executive Officer
Hancock Bank
Gulfport, Mississippi. Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

N. Eugene Warr
Retailer
The Village Drummer
Gulfport, Mississippi. Elected 1986

Officers

Michael D. Garrett
President and Chief Executive Officer
34 years of service

H. Ed Blakeslee
Vice President
Customer Services and Retail Marketing
37 years of service

Ellen N. Lindemann
Vice President
24 years of service

Don E. Mason
Vice President
External Affairs and Corporate Services
37 years of service

Michael W. Southern
Vice President, Treasurer and Chief Financial Officer
28 years of service

Frances V. Turnage
Comptroller
22 years of service

Gene L. Ussery, Jr.
Vice President and Senior Production Officer
35 years of service

E. Wayne Boston
Assistant Secretary and Assistant Treasurer
32 years of service

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer
22 years of service

(1) Effective November 6, 2002.
(2) Resigned effective February 27, 2002, to serve in the position of Chancellor, The University of Alabama System.

General

This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile

The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to some 192 thousand customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2002, retail energy sales accounted for 57 percent of the Company's total sales of 16.4 billion kilowatt-hours.

The Company is a wholly owned subsidiary of Southern Company, which is the parent company of five integrated Southeast utilities. There is no established public trading market for the Company's common stock.

Registrar, Transfer Agent, and Dividend Paying Agent

All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, GA 30308-0250
(800) 554-7626

Form 10-K

A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary.

Corporate Office

Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors

Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, GA 30303

Legal Counsel

Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502


MARIA IV

MISSISSIPPI POWER

A SOUTHERN COMPANY